UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                     Special Value Continuation Partners, LP
                                (Name of Issuer)

                     Series A Cumulative Preferred Interests
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                 Kevin P. Burns
                     Nieuw Amsterdam Receivables Corporation
                     C/o Global Securitization Services, LLC
                         445 Broad Hollow Road, Suite 239
                               Melville, NY 11747
                                 (631) 930-7207
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 31, 2006
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. N/A                                                  Page 2 of 7 Pages
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1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Nieuw Amsterdam Receivables Corporation   I.R.S. ID No. 13-4090002
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)
                 (a)  [ ]

                 (b)  [X]

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3           SEC USE ONLY


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4           SOURCE OF FUNDS (See Instructions)

            WC
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)  [ ]


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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                  7         SOLE VOTING POWER
NUMBER OF
SHARES                      1,665
BENEFICIALLY      --------------------------------------------------------------
OWNED BY
 EACH             8         SHARED VOTING POWER
REPORTING
PERSON                      0
 WITH             --------------------------------------------------------------

                  9         SOLE DISPOSITIVE POWER

                            1,665
                  --------------------------------------------------------------

                  10        SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,665
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12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES [ ] (See Instructions)

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.0%
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14          TYPE OF REPORTING PERSON (See Instructions)

            CO
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


                                  SCHEDULE 13D

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CUSIP NO. N/A                                                  Page 3 of 7 Pages
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Item 1. Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the Series A Cumulative Preferred Interests (the "Preferred Interests") of Special Value Continuation Partners, LP, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at c/o Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Item 2. Identity and Background.

         (a) This Schedule 13D is being filed by Nieuw Amsterdam Receivables Corporation, a Delaware corporation (the "Reporting Person").

         Appendix A hereto sets forth information with respect to the directors and executive officers of the Reporting Person.

         (b) The address of the principal business and principal office of the Reporting Person is c/o Global Securitization Services, LLC, 445 Broad Hollow Road, Suite 239, Melville, New York 11747.

         (c) The Reporting Person's principal business is to act as an asset backed commercial paper conduit. Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", a Netherlands chartered bank acting through its New York Branch ("Rabobank"), acts as the Reporting Person's agent. Rabobank's principal business address is located at 245 Park Avenue, New York, New York 10167. Global Securitization Services, LLC, a Delaware limited liability company ("Global") provides support services to the Reporting Person. Global's principal business address is located at 445 Broad Hollow Road, Suite 239, Melville, New York 11747.

         (d) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, Rabobank, Global or any entity or person with respect to whom information is provided in Appendix A to this
Schedule 13D in response to this Item, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, Rabobank, Global or any entity or person with respect to whom information is provided in Appendix A to this
Schedule 13D in response to this Item, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D

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CUSIP NO. N/A                                                  Page 4 of 7 Pages
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         (f) The Reporting Person is organized under the laws of the State of
Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired the Preferred Shares for $33,500,000.00 using its working capital. As an asset backed commercial paper conduit, the Reporting Person's working capital is obtained through the issuance of commercial paper.

Item 4. Purpose of Transaction.

         The Reporting Person acquired the Preferred Interests for investment purposes.

Item 5. Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 1,665 shares of Preferred Interests, representing approximately 25.0% of the outstanding Preferred Interests.

         Except as set forth in this Item 5(a), neither the Reporting Person, nor, to the best knowledge of the Reporting Person, Rabobank, Global or any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D, beneficially own any Preferred Interests.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole or power to dispose or to direct the disposition of the Preferred Interests reported hereby.

         (c) The Preferred Interests identified in Item 5(a) hereof were acquired on July 31, 2006. Except as identified in the preceding sentence, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, Rabobank, Global or any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D, has effected any transaction in the Preferred Interests during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

                                  SCHEDULE 13D

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CUSIP NO. N/A                                                  Page 5 of 7 Pages
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         Not applicable.

                                  SCHEDULE 13D

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CUSIP NO. N/A                                                  Page 6 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 18, 2006                         NIEUW AMSTERDAM RECEIVABLES
                                        CORPORATION


                                        By: /s/ Kevin P. Burns
                                           Name:   Kevin P. Burns
                                           Title:  Vice President

                                  SCHEDULE 13D

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CUSIP NO. N/A                                                  Page 7 of 7 Pages
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                                   APPENDIX A

                           INFORMATION CONCERNING THE
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     NIEUW AMSTERDAM RECEIVABLES CORPORATION

         Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Nieuw Amsterdam Receivables Corporation. Unless otherwise indicated below, the current business address for each of the individuals listed below is c/o Global Securitization Services, LLC, 445 Broad Hollow Road, Suite 239, Melville, NY 11747. Unless otherwise indicated, each such person is a citizen of the United States of America.




Name                                 Position with Nieuw Amsterdam Receivables Corporation; Other Present Principal
                                     Occupation



Frank B. Bilotta                     President, Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  President, Global Securitization
                                     Services, LLC

                                     Current Business Address:  Global Securitization Services, LLC, 114 West 47th
                                     Street, Suite 2310, New York, NY  10036


Kevin P. Burns                       Vice President, Assistant Treasurer and Secretary

                                     Other Present Principal Occupation:  Managing Director, Global Securitization
                                     Services, LLC


Bernard J. Angelo                    Vice President, Assistant Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  Senior Vice President, Global
                                     Securitization Services, LLC


Andrew L. Stidd                      Vice President, Assistant Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  Treasurer, Global Securitization
                                     Services, LLC


David V. DeAngelis                   Vice President, Assistant Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  Vice President, Global Securitization
                                     Services, LLC


Damian A. Perez                      Vice President, Assistant Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  Vice President, Global Securitization
                                     Services, LLC


John M. DeMilt                       Vice President, Assistant Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  General Counsel, Global Securitization
                                     Services, LLC

                                     Current Business Address:  Global Securitization Services, LLC, 114 West 47th
                                     Street, Suite 2310, New York, NY  10036


John L. Fridlington                  Vice President, Assistant Treasurer and Assistant Secretary

                                     Other Present Principal Occupation:  Tax Director, Global Securitization
                                     Services, LLC